November 17, 2008

Susann Reilly, Esq. – Mail Stop 3561
Office of Beverages, Apparel
and Health Care Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

	Re:	Bio-Reference Laboratories, Inc. (“BRLI”) Form 10-K for Fiscal Year Ended October 31, 2007
Schedule 14A for July 17, 2008 Annual Meeting of Stockholders

Dear Ms. Reilly,

We have reviewed the staff’s comment letter of October 28, 2008. The letter was received by BRLI on October 29, 2008. You will note that the substantive paragraphs of the staff’s letter have been numbered. The following are BRLI’s responses to the staff’s comments. The number preceding each response corresponds to the numbered staff comment.

Form 10-K for Fiscal Year Ended October 31, 2007
Report of Independent Registered Public Accounting Firm, page 31

#1 The last sentence of the audit report addressing the effectiveness of our internal control over financial reporting as of October 31, 2007 will be clarified by removing the wording “management’s assessment that”.  Our auditors have agreed to change the last sentence in the “Report of Independent Registered Public Accounting Firm” to read “Also in our opinion, Bio-Reference Laboratories, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. We will file an amendment to the above Form 10-K report containing an amended report of our auditing firm and an updated consent. Copies of the proposed auditors’ amended report and updated consent are enclosed.

#2- Subsequent to the January 4, 2008 report date, our auditors changed their name from Moore Stephens, P.C. to MSPC Certified Public Accountants and Advisors, P.C.. Enclosed is a letter from our auditors, explaining that the change was merely one of name and not one that involved any type of change in entity.

Supplemental Schedule of Non-Cash Investing and Financing Activities, page 37

#3 BRLI’s purchase of the operating assets of GeneDx in 2006 was the culmination of an “arms-length” negotiation between BRLI management on the one hand, and the two principals of GeneDx on the other. The GeneDx principals were unrelated parties with respect to BRLI and BRLI’s management at the time of the purchase. The bargained for Closing Purchase Price was a cash payment of $5,000,000 and a “Stock Closing Payment” of $5,000,000 paid in unregistered shares of BRLI common stock calculated by valuing each share of BRLI common stock comprising the Stock Closing Payment at the average closing price of BRLI common stock trading on NASDAQ on the ten trading days immediately preceding the contract signing date (the “Closing Date Stock Value”). This resulted in the issuance and delivery of 230,947 unregistered shares of BRLI common stock (valued at $21.65 per share) as the Stock Closing Payment.

The same arms-length negotiation resulted in the Sellers becoming entitled to a “Contingent Purchase Price” payable solely in cash with respect to each of the following three annual measuring periods provided certain criteria were met in the GeneDx successor’s operations over such periods and an “Upside Contingent Purchase Price” payable one-half in cash and one-half in unregistered shares of BRLI common stock with respect to each of the following four annual measuring periods provided certain criteria were met in the GeneDx successor’s operations over such periods.

THE ASSET SALE/PURCHASE AGREEMENT SPECIFICALLY PROVIDED AS A RESULT OF THE NEGOTIATIONS THAT THE NUMBER OF SHARES OF BRLI COMMON STOCK TO BE DELIVERED WITH RESPECT TO EACH INSTALLMENT OF THE UPSIDE CONTINGENT PURCHASE PRICE WOULD BE DETERMINED “…BY ASSUMING A VALUE PER SHARE EQUAL TO THE CLOSING DATE STOCK VALUE…”

The first upside contingent stock consideration installment issued as part of our business combination with GeneDx was measured as $250,000. As stated in EITF 97-8, this amount was arrived at by valuing the 11,548 shares of BRLI common stock issued to GeneDx as part of this installment, at the fair value of our common stock at the acquisition date or $21.65 per share. The contingent payment of the shares represented consideration to the Sellers based upon GeneDx achieving certain financial results in the first annual measuring period subsequent to the acquisition date. In addition, as stated in EITF 99-12, the fair value of $21.65 per share used to value these shares represented the average closing price for BRLI common stock on the NASDAQ National Market on the ten trading days immediately preceding the acquisition date. We believe this measurement is in compliance with the guidance stating that the value of the acquiror’s marketable equity securities issued in a purchase business combination should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. No material fluctuation in our share price was noted for the period between the announcement and the consummation of the acquisition. The valuation of the shares issued for achieving certain financial results in the period subsequent to the acquisition date were not subject to change due to the terms of the acquisition agreement requiring them to be valued at the Closing Date Stock Value.

Although we do not regard GeneDx’s underlying operating targets in order to earn the Contingent Purchase Price or the Upside Contingent Purchase Price as being material to an investor because of the total mix of information available to the investing public concerning BRLI and its operating entities, and with concern that this disclosure could create substantial competitive injury to GeneDx, we are providing the details of the underlying operating targets.

Contingent Purchase Price
(Payable Solely in Cash)

First Annual Measuring Period

Revenues	Contingent Payment
Less than $5,880,000	$0
At least $5,880,000 but less than $6,247,500	333,400
At least $6,247,500 but less than $6,615,000	666,800
At least $6,615,000 but less than $6,982,500	1,000,200
At least $6,982,500 but less than $7,350,000	1,333,600
At least $7,350,000	1,667,000

Second Annual Measuring Period

Revenues	Contingent Payment
Less than $6,440,000	$0
At least $6,440,000 but less than $6,842,500	333,400
At least $6,842,500 but less than $7,245,000	666,800
At least $7,245,000 but less than $7,647,500	1,000,200
At least $7,647,500 but less than $8,050,000	1,333,600
At least $8,050,000	1,667,000

Third Annual Measuring Period

Revenues	Contingent Payment
Less than $7,080,000	$0
At least $7,080,000 but less than $7,522,500	333,400
At least $7,522,500 but less than $7,965,000	666,800
At least $7,965,000 but less than $8,407,500	1,000,200
At least $8,407,500 but less than $8,850,000	1,333,600
At least $8,850,000	1,667,000

Upside Contingent Purchase Price (Payable one-half in cash and one-half in BRLI common stock valued at the Closing Date Stock Value of $21.65 per share)

Annual Measuring Period	Upside Contingent Payment
First	25% of Revenues between $7,350,000 and $9,350,000
Second	25% of Revenues between $8,050,000 and $10,050,000
Third	25% of Revenues between $8,850,000 and $10,850,000
Fourth	25% of Revenues between $9,650,000 and $11,650,000

No payment of the Contingent Purchase Price or of the Upside Contingent Purchase Price is required to be made with respect to an annual measuring period unless:

•                  With respect to the Contingent Purchase Price, the calculated GeneDx EBITDA margin is at least 25%.

•                  With respect to the Upside Contingent Purchase Price, the calculated GeneDx EBITDA margin is at least 30%.

Although we are providing the details of the underlying operating targets in this letter which is not subject to confidential treatment, we respectfully request that we not be required to publish it in our ‘33 or ‘34 Act reports because a) it is not information which is material to the investing public, b) the annual payments to the GeneDx Sellers are promptly reported when earned, and c) at this early stage in GeneDx’s development, many of its customers in the genetics field are Not-for-Profit Hospitals and Academic Institutions who may resent GeneDx’s targeted operating margins as being too high in comparison with their own, and may be less inclined to send specimens to GeneDx for testing.

Note [1] Organization and Business, page 38

#4 a) Our current operations consist of three operating corporations as defined in paragraph 10 of SFAS 131. They consist of:

1-              Clinical laboratory testing – both routine and esoteric (Bio-Reference Laboratories, Inc).

2-              Genetic laboratory testing (GeneDx).

3-              A physician-based connectivity portal; i.e. a computer system for ordering laboratory services and delivering laboratory results (CareEvolve).

Under our registered trademark GenPath ®, BRLI performs much, if not most of our esoteric testing (excluding GeneDx). Due to the overlap of the equipment used, utilization of our technicians and the combination of both routine and esoteric testing that is often required in producing a set of test results for an individual patient, we do not separate testing performed under the name GenPath ® and our clinical routine testing services into separate operating segments for internal analytical purposes. We believe this policy is consistent with paragraph 17 of SFAS 131.

GeneDx, our genetics laboratory, performs all of our genetic testing. Although we believe that GeneDx does meet the criteria stated in paragraph 10 of SFAS 131, quantitative thresholds have not been met requiring segment reporting for GeneDx.

CareEvolve is responsible for the selling and maintenance of our physician based connectivity portal. Similar to GeneDx, although CareEvolve does meet the criteria stated in paragraph 10 of SFAS 131, quantitative thresholds have not been met requiring segment reporting for CareEvolve.

In conclusion, we believe that based upon current conditions, our segment reporting for financial reporting purposes are sufficient and should not be confused with clarifying statements to the public via generic press releases.

b) We confirm that our Chief Executive Officer is the enterprise’s chief operating decision maker. While we do have separate decision makers for each of our operating entities described above in 4a), we do not have a chief operating decision maker at that level. We will revise our future filings to remove any reference to a chief operating decision maker at the operating segment level.

Schedule 14A

Executive Compensation Philosophy, page 21

#5 Early in each fiscal year, the Compensation Committee adopts a Senior Management Incentive Bonus Plan for that year which it believes will incentivize Management to push to achieve operating results which will inure to the benefit of stockholders as well as management. The Plan provides goals which the Committee believes can only be achieved through extraordinary efforts by Senior Management. It is designed to incentivize Senior Management to operate BRLI in the most efficient manner possible. The goals set forth in the 2005 Plan and the 2006 Plan were not achieved so that no bonuses were earned under the Plans adopted for each such year. A total of twelve members of Senior Management were included in the 2007 Plan. The goals set forth in the 2007 Plan were achieved and the bonuses earned under the Plan by the five members of Senior Management whose compensation is reflected on page 12 in the Summary Compensation Table of the Proxy Statement for the July 17, 2008 stockholder meeting (filed with the Commission pursuant to Schedule 14A) are reflected in column (g) to the table. In addition, the numerical terms of the 2007 Plan were filed as Exhibit 10.9 to BRLI’s annual report on Form 10-K for the fiscal year ended October 31, 2007. In future filings pursuant to Schedule 14A made subsequent to the close of a fiscal year, BRLI will disclose the specific performance targets used to determine the incentive amounts earned under the Plan for such fiscal year. To disclose those performance targets prior to the completion of a fiscal year which the Compensation Committee determines can be achieved only through extraordinary efficiency would provide BRLI’s competitors in a highly competitive industry with knowledge of BRLI’s targets based on BRLI’s internal deliberations and expertise. This knowledge could enable competitors to alter their pricing and purchasing policies and thereby subject BRLI to substantial competitive injury.

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/S/ Marc Grodman, M.D.
Marc Grodman M.D.
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Bio Reference Laboratories, Inc.
   Elmwood Park, New Jersey

We have audited the accompanying consolidated balance sheets of Bio Reference Laboratories, Inc. and its subsidiaries as of October 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended October 31, 2007. We also have audited Bio Reference Laboratories, Inc. internal control over financial reporting as of October 31, 2007, based on criteria established in “Internal Control— Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bio Reference Laboratories, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bio Reference Laboratories, Inc. as of October 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Bio Reference Laboratories, Inc. maintained effective internal control over financial reporting as of October 31, 2007, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Moore Stephens, P.C.
MOORE STEPHENS, P.C.
Certified Public Accountants

Cranford, New Jersey
January 4, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our amended audit report dated January 4, 2008 included in the amended Form 10-K of Bio-Reference Laboratories, Inc and its subsidiaries for the year ended October 31, 2007.

/s/ MSPC
MSPC
Certified Public Accountants and Advisors, P.C.

(formerly Moore Stephens, P.C. Certified Public Accountants)

Cranford, New Jersey
November 11, 2008

November 6, 2008

To whom it concern:

In response to our client’s request, this letter is connection with Item 2 of your comment letter dated October 28, 2008. As you mention in your letter, we made a decision in April 2008 to change our firm name, from Moore Stephens, P.C. to MSPC Certified Public Accountants and Advisors, P.C. (MSPC). Let me share with you the reason behind the name change.

We are affiliated with Moore Stephens International, an association of 350 independent accounting firms located in 95 countries. Our membership allows us to draw upon expertise from all over the world to support our clients operations, answer their questions, and help them through any problems. There is no common ownership among the firms in the association.

The AICPA Professional Ethics Executive Committee has proposed regulations regarding the definitions of networks and associations of CPA firms. In order to clarify that our firm is a member of an association of CPA firms, we chose to discontinue using the “Moore Stephens” name. This is important for several reasons:

•                  Sharing a common brand name is considered a characteristic of a network.

•                  CPA firms that are members of a network assume a greater level of professional liability.

•                  Changing our name to MSPC is one way of demonstrating that our firm is independent of all other audit and review clients of Moore Stephens International Limited firms.

In conclusion, the firm name is the only thing that has changed. There has been no change in entity of any type. Please contact us if you have any questions.

Sincerely,

MSPC
Certified Public Accountants and Advisors, P.C.

/s/ Jon S. Gagliardi
Jon S. Gagliardi, CPA
Principal

www.mspc-cpa.com

340 North Avenue, Cranford, NJ 07016-2496   Tel 908 272-7000  Fax 908 272-7101

Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section.